Putnam Investments

100 Federal Street

Boston, MA 02110

July 5, 2022

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Timothy Worthington, Esq.

Re:	Comments on Post-Effective Amendment No. 51 to the Registration Statement on Form N-1A (File Nos. 033-51017 811-07121) (the “Registration Statement”) of Putnam Asset Allocation Funds, on behalf of its Putnam Income Strategies Portfolio series (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2022 (the “485(a) Amendment”)

Dear Mr. Worthington:

This letter responds to the comments that you provided by videoconference to Venice Monagan of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Fund, and James Forbes and Jeremy Wolf of Ropes & Gray LLP, counsel to the Fund, on behalf of the staff of the Commission (the “Commission Staff”) on June 1, 2022 regarding the 485(a) Amendment. For convenience of reference, I have summarized each of the Commission Staff’s comments before the Fund’s response. These responses will be reflected in the definitive version of the Fund’s 485(b) filing on Form N-1A expected to be filed with the Commission on or about July 12, 2022 (the “485(b) Amendment”). References to page numbers or specific text in the Commission Staff’s comments and the Fund’s responses are to the corresponding page numbers and text of the 485(a) Amendment, as indicated.

Prospectus

1.	Comment: In the first paragraph under the heading “Fees and expenses” on page 2, please bold the following sentence as contemplated by Item 3 of Form N-1A: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response: The Fund confirms that it will make the requested change in the 485(b) Amendment.

2.	Comment: Footnote “a” to the “Annual fund operating expenses” table on page 3 appears to relate to deferred sales charges for larger initial investments in class A shares. Such deferred sales charges typically have a timeline associated with them, similar to deferred sales charges for class C shares (which apply only to shares redeemed within one year of purchase). Please supplementally provide any timeline associated with the deferred sales charge for class A shares and indicate where the details of this deferred sales charge are disclosed in the Prospectus.

Response: As indicated under the heading “Class A shares” on page 24, class A shares bear no deferred sales charges, except that a deferred sales charge of 1.00% may be imposed on certain redemptions of shares bought without an initial sales charge. The circumstances under which a deferred sales charge may be imposed on certain redemptions of class A shares are further described under the heading “Deferred sales charges for class C and certain class A shares” on page 32, which explains that class A shares that are part of a purchase of $1 million or more (other than by an employer-sponsored retirement plan) will be subject to a 1.00% deferred sales charge if redeemed within twelve months of purchase.

3.	Comment: With regard to the “Annual fund operating expenses” table on page 3, if the deferred sales charge relating to class A shares (described in footnote “a”) is eliminated after one year as is the case for the deferred sales charge relating to class C shares (described in footnote “b”), consider combining footnotes “a” and “b,” with a reference to the section of the Prospectus where the class A share deferred sales charge reductions are disclosed.

Response: As indicated in footnote “a” and as explained in the Fund’s response to Comment 2, deferred sales charges for class A shares apply only to certain redemptions of shares bought without an initial sales charge (specifically, redemptions of class A shares that are part of a purchase of $1 million or more (other than by an employer-sponsored retirement plan) within twelve months of purchase). This differs from deferred sales charges for class C shares, which apply to all redemptions of class C shares within twelve months of purchase. Given these differences, the Fund believes that it is appropriate to retain separate footnotes relating to the class A and class C deferred sales charges.

4.	Comment: Please supplementally clarify whether the only differences between the “other expenses” of the share classes referenced in footnotes “d” and “e” to the “Annual fund operating expenses” table on page 3 relate to the investor servicing fees applicable to each share class. If all of the other expenses reflected in the “other expenses” column are fund-level expenses, please consider combining these two footnotes.

Response: The Fund confirms that, except for investor servicing fees (which differ by share class), the other expenses reflected in the “other expenses” column are fund-level expenses. However, the Fund does not believe that it would be appropriate to combine footnotes “d” and “e.” The Fund notes that footnote “e” relates to “other expenses” for class P shares, which were outstanding during the Fund’s most recent fiscal year ended August 31, 2021. Although the “other expenses” shown for class P shares ordinarily would have been based on the expenses incurred by class P during the Fund’s most recent fiscal year for Class P, those “other expenses” have been restated, consistent with Instruction 3(d)(ii) to Item 3 of Form N-1A, to reflect the impact of the Fund’s new investor servicing contract, which is expected to take effect upon the effectiveness of the 485(b) Amendment. By contrast, footnote “d” relates to “other expenses” for each share class other than class P. Because these share classes are not outstanding, they have not yet incurred any actual expenses and, therefore, the Fund believes that it would be inappropriate to state that “other expenses” for these classes have been “restated” to reflect current fees. Instead, the “other expenses” shown for these classes have been calculated based on the expenses incurred by class P shares during the Fund’s most recent fiscal year (as restated to reflect the new investor servicing contract, as noted) and adjusted to reflect the higher investor servicing fees that these classes bear relative to class P shares. The Fund believes that, to provide clarity as to how the “other expenses” shown for each share class were determined, it is appropriate to retain the different descriptions contained in footnotes “d” and “e.”

5.	Comment: Footnote “f” to the “Annual fund operating expenses” table on page 3 references Putnam Management, LLC’s contractual obligation to limit certain fund expenses. Please reference where the contractual expense limitation described in this footnote is disclosed.

Response: The Fund believes that footnote “f” satisfies the requirements of Instruction 3(e) to Item 3 of Form N-1A with respect to expense reimbursements, which requires a fund to “disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date” and “briefly describe who can terminate the arrangement and under what circumstances.”

6.	Comment: The Commission Staff generally requests that any fund with a portfolio turnover rate greater than 100% discuss the risks associated with portfolio turnover in the description of its principal risks. The Commission Staff notes that the Fund had a portfolio turnover rate of over 144% for its most recent fiscal year. Accordingly, please include a discussion of portfolio turnover risk under the “Risks” heading in the “Fund summary” section.

Response: The Fund has added the following disclosure under the “Risks” heading in the “Fund summary” section:

The fund expects to engage in frequent trading. Funds with high turnover may be more likely to realize capital gains that must be distributed to shareholders as taxable income and may incur higher transaction costs than Fund’s with relatively lower turnover, which may detract from performance.

7.	Comment: The Commission Staff observes that the second paragraph under the heading “Investments” on page 4 notes that the Fund’s portfolio allocations may be adjusted from time to time “within a certain range” to try to optimize the Fund’s performance consistent with its goal. Please expand on what is meant by “within a certain range” and provide more detail around the frequency with which these adjustments will be made.

Response: The Fund has reviewed the disclosure under the heading “Investments” and believes that the disclosure appropriately summarizes the Fund’s allocation process. The Fund notes that the range of allowable allocations for each asset class are disclosed in the table following the second paragraph under the heading “Investments.” The Fund adjusts its allocation on an as needed basis depending on the opportunities available. The Fund does not currently adjust its allocation at set frequencies or intervals.

8.	Comment: The Commission Staff notes that the fourth paragraph under the heading “Investments” on page 5 states that the Fund typically uses derivatives “to a significant extent.” Please expand on the discussion of the Fund’s use of derivatives, including, for example, by disclosing the underlying instruments from which the Fund’s derivatives investments’ value is derived and the specific exposures the Fund obtains through derivatives.

Response: The Fund has reviewed the disclosure under the heading “Investments” and believes that the disclosure appropriately summarizes the Fund’s use of derivatives as part of its principal investment strategies. The Fund notes that the discussion under the heading “Investments” includes summary information about the types of derivatives instruments that the Fund may use and the purpose for which the Fund may make derivative investments. The Fund further notes that additional detail about the Fund’s use of derivatives, including information about the underlying instruments from which the Fund’s derivatives investments’ value is derived and illustrative examples of the specific exposures the Fund may obtain through derivatives, is included under the heading “Derivatives” in the section “What are the fund’s main investment strategies and related risks?”

9.	Comment: The Commission Staff notes that the fourth paragraph under the heading “Investments” on page 5 states that the Fund may use derivatives and debt instruments with terms determined by reference to “a particular commodity or to all or portions of a particular commodity index.” Please supplementally identify the particular commodities or commodity indices to which the Fund will seek exposure and supplementally confirm whether the Fund uses derivatives to gain exposure to cryptocurrencies or other digital assets.

Response: The Fund currently seeks exposure to levered commodity-linked notes in order to attain commodity index exposure. While the Fund does not currently intend to invest in individual commodity derivatives, the Fund may invest in exchange-traded funds with exposure to a single commodity consistent with its principal investment strategies. The Fund confirms that it does not currently use, or intend to use, derivatives to gain exposure to cryptocurrencies or other digital assets.

10.	Comment: Please consider adding headings or bullet points for each risk factor discussed under the heading “Risks” on page 5 in light of the plain English requirements of Rule 421(d) under the Securities Act of 1933, as amended (the “Securities Act”).

Response: The Fund believes that the Fund’s narrative risk disclosure provided under the heading “Risks,” as currently presented, is appropriate in light of the requirements of Item 4(b)(1) of Form N-1A and the plain English requirements of Rule 421 under the Securities Act.

11.	Comment: Given that the description of the Fund’s principal investment strategies references investments in equities, please add disclosure about the risks of investing in equities under the heading “Risks” on page 5.

Response: The Fund respectfully notes that the description of principal risks under the heading “Risks” includes a discussion of the principal risks attributable to the Fund’s equity investments. This discussion summarizes each of the principal risks further described under the heading “Equity investments” in the section “What are the fund’s main investment strategies and related risks?,” including the risk of fluctuations in the value of an equity investment due to various factors and the particular risks to which growth stocks, value stocks, and investments in small and midsize companies are susceptible.

12.	Comment: The Commission Staff notes that the description of the Fund’s principal investment strategies under the heading “Investments” on page 4 states that the Fund can invest in equity securities of companies of any size. Accordingly, please add disclosure addressing the risks of the Fund’s investments in companies of varying capitalization ranges.

Response: In response to this comment, the Fund will revise the disclosure in the third paragraph under the heading “Risks” as follows (new language denoted by underline):

Our allocation of assets among asset classes may hurt performance. The value of investments in the fund's portfolio may fall or fail to rise over extended periods of time for a variety of reasons, including general economic, political or financial market conditions, investor sentiment and market perceptions, government actions, geopolitical events or changes, and factors related to a specific issuer, geography, industry or sector. These and other factors may lead to increased volatility and reduced liquidity in the fund's portfolio holdings. The novel coronavirus (COVID-19) pandemic and efforts to contain its spread are likely to negatively affect the value, volatility, and liquidity of the securities and other assets in which the fund invests and exacerbate other risks that apply to the fund. These effects could negatively impact the fund's performance and lead to losses on your investment in the fund. Growth stocks may be more susceptible to earnings disappointments, and value stocks may fail to rebound. These risks are generally greater for small and midsize companies. In addition, small and midsize companies, at times, may not perform as well as stocks of larger companies or the stock market in general, and may be out of favor with investors for varying periods of time.

13.	Comment: The Commission Staff notes that the description of principal risks under the heading “Risks” on page 5 includes a discussion of risks associated with international investments, including investments in emerging markets. If appropriate, please reference investments in emerging markets in the description of the Fund’s principal investment strategies under the heading “Investments” and add disclosure to the Prospectus specifically addressing the risks of investing in emerging markets (including frontier markets, if applicable).

Response: In response to this comment, the Fund will revise the disclosure in the first paragraph under the heading “Investments” as follows (new language denoted by underline):

We invest mainly in fixed-income investments, including U.S. and foreign (including emerging market) government obligations, corporate obligations and securitized debt instruments (such as mortgage-backed investments) of any credit quality. We also invest, to a lesser extent, in equity securities (growth or value stocks or both) of U.S. and foreign (including emerging market) companies of any size. We also make other types of investments, such as investments in real estate investment trusts and convertible securities.

The Fund notes that the description of principal risks under the heading “Risks” summarizes the principal risks attributable to the Fund’s international investments and states that those risks apply particularly to emerging market investments. The Fund believes that that disclosures appropriately summarize the principal risks associated with the Fund’s investments in emerging markets. The Fund further notes that additional detail about the principal risks of the Fund’s investments in emerging markets is included under the heading “Foreign investments” in the section “What are the fund’s main investment strategies and related risks?”

The Fund notes that it does not invest, nor expect to invest, in frontier markets as a principal investment strategy. Accordingly, the Fund does not believe that it would be appropriate to add the requested disclosure regarding frontier markets in the description of its principal investment strategies or principal risks.

14.	Comment: Please ensure that the discussion regarding the risks of investing in derivatives that appears under the heading “Risks” on page 5 is appropriately tailored for each type of derivatives instrument that the Fund is expected to use as part of its principal investment strategies. For additional guidance, please refer to the letter from Mr. Barry Miller, Associate Director of the SEC's Office of Legal Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”). Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type.

Response: The Fund has reviewed the disclosure regarding the risks of investing in derivatives that appears under the heading “Risks” in light of the Barry Miller Letter and Item 4(b) of Form N-1A and believes that the disclosure appropriately summarizes the principal risks associated with the derivatives instruments that the Fund is expected to use as part of its principal investment strategies. The Fund notes that, consistent with Item 9(b) of Form N-1A, a more detailed description of the Fund’s use of derivatives appears under the heading “Derivatives” in the section “What are the fund’s main investment strategies and related risks?”

15.	Comment: To the extent the Fund uses, or expects to use, leverage as part of its principal investment strategies, please expand on the principal risks associated with the Fund’s use of leverage under the heading “Risks” on page 5.

Response: In response to this comment, the Fund will revise the disclosure in the seventh paragraph under the heading “Risks” as follows (new language denoted by underline):

Our use of derivatives may increase the risk of investing in the fund by increasing investment exposure (which may be considered leverage and magnify or otherwise increase investment losses to the fund) or, in the case of many over-the-counter instruments, because of the potential inability to terminate or sell derivatives positions and the potential failure of the other party to the instrument to meet its obligations.

16.	Comment: The Commission Staff notes that, although the “Average annual total returns” table on page 8 includes a reference to footnote “g,” footnote “g” is not included among the footnotes following the table. Please confirm whether the reference should instead be to footnote “d” (which does appear following the table) and, if so, update the footnote reference accordingly.

Response: The Fund confirms that the intended reference is to footnote “d” and has updated the reference in the table accordingly.

17.	Comment: Please explain supplementally the Commission Staff no-action letter on which the Fund is relying to show prior performance.

Response: The Fund believes that the Commission Staff’s comment references the inclusion of pre-inception performance for certain share classes of the Fund included in the “Average annual total return” table. The Fund notes that the inclusion of such pre-inception performance does not directly rely on any specific no-action letter issued by the Commission Staff, although it draws from the principles articulated in several no-action letters addressing related account performance.

The Fund notes that, as stated in the section “Which class of shares is best for me?,” each class of shares represents investments in the same portfolio of securities, but each class has its own sales charges and expense structure. Accordingly, each share class would have achieved identical returns during pre-inception periods to those achieved by class P shares, except to the extent its sales charge and expense structure differs from that of class P shares. The Fund further notes that, as discussed in the various footnotes to the “Average annual total return table,” the performance of each share class prior to its inception is equal to the historical performance of class P shares adjusted to reflect the higher sales charges, 12b-1 fees, and investor servicing fees applicable to that share classes relative to those of class P shares. Because the performance for each share class prior to its inception has been adjusted only downward to reflect higher applicable fees (and not upward to reflect lower applicable fees), the performance shown is in no event higher than either (i) the theoretical performance that would have been achieved by that share class had it been in operation during the relevant period or (ii) the actual historical performance achieved by class P shares during the relevant period. The Fund believes that its approach is consistent with the position of the Staff in Quest for Value Dual Purpose Fund, Inc., SEC No-Action Letter (Feb. 28, 1997) where the Staff stated it would not recommend enforcement action if the fund presented performance after its conversion to an open-end company that is: (i) based upon the performance information of only one of its classes of shares; and (ii) restated to reflect the fees and expenses set forth in the fee table included in the fund's registration statement on Form N-1A, subject to the conditions outlined in the letter. The Fund believes that, accordingly, the pre-inception performance included in the “Average annual total returns” table is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the Prospectus.

18.	Comment: Please remove the disclosure following the “Average annual total returns” relating to the trademarks, service marks, and copyrights of Bloomberg Finance L.P. and Frank Russell Company, as this information is not required or permitted by Items 2 through 8 of Form N-1A. See General Instruction C.3(g) to Form N-1A.

Response: The Fund respectfully declines to make the requested change. The Fund believes that the disclosure is appropriate to include given its direct relevance to the Putnam Income Strategies Blended Benchmark (given that the Bloomberg U.S. Aggregate Bond Index and Russell 3000 Index, to which the disclosure relates, are among the components of that benchmark), which the Fund has selected as an appropriate broad-based securities market index for which it includes returns in the Average annual total return table as required by Item 4(b)(2)(iii) of Form N-1A.

19.	Comment: The Commission Staff notes that two sub-advisers to the Fund are identified under the heading “Your fund’s management” on page 8. Please supplementally confirm to the Commission Staff that no fees are received by those sub-advisers in respect of the Fund.

Response: The Fund so confirms.

Statement of Additional Information

20.	Comment: Please update the discussion regarding Rule 18f-4 under the Investment Company Act of 1940 (the “Rule”) that appears page II-50 of the Statement of Additional Information and supplementally confirm that the Fund will be in compliance with the Rule by the mandatory compliance date.

Response: In response to this comment, the Fund has revised the discussion regarding the Rule as follows (new language denoted by underline and deleted language denoted by strike-through):

In addition, in October 2020, the SEC adopted Rule 18f-4 under the 1940 Act (the “Derivatives Rule”), regulating the use by registered investment companies of derivatives and many related instruments (e.g. reverse repurchase agreements). ~~The compliance date for the Derivatives Rule is expected to be on or about August 19, 2022~~. Compliance with the Derivatives Rule will be required beginning August 19, 2022. The Derivatives Rule requires, among other things, that certain entities adopt a derivatives risk management program, comply with limitations on leverage-related risk based on a “value-at-risk” test and update reporting and disclosure procedures. Funds that use derivative instruments in a limited amount will not be subject to the full requirements of the Derivatives Rule. In connection with the adoption of the Derivatives Rule, funds will no longer be required to comply with the asset segregation framework arising from prior SEC guidance for covering certain derivative instruments and related transactions. As the funds come into compliance, the approach to asset segregation and coverage requirements described in this SAI will be impacted.

The Fund also confirms that it expects to be in compliance with the Rule by the compliance date.

I believe that this letter addresses the Commission Staff’s comments. Any questions on the Preliminary Proxy Statement or with respect to this comment response letter may be directed to the undersigned. Thank you for your assistance.

Sincerely yours,

Venice Monagan

Putnam Investment Management, LLC

cc:  James E. Thomas, Ropes & Gray LLP

James M. Forbes, Ropes & Gray LLP